
Mail Stop 4561

June 18, 2007

Nancy A. Gray
Chief Financial Officer
Pacific Mercantile Bancorp
949 South Coast Drive, Suite 300
Costa Mesa, California 92626

> **Re: Pacific Mercantile Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 0-30777**

Dear Ms. Gray:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comment. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006
Management's Discussion and Analysis, page 28

1. We note you presented two years of the financial data required by Items II, III and IV of Industry Guide III (the "Guide"). Instruction 3c of the Guide states that the term "reported period" as used therein refers to each of the last two fiscal years with respect to all items, if the registrant had assets of less than $200,000,000 or net worth of $10,000,000 or less as of the end of its latest fiscal year. Since your assets and net worth as of December 31, 2006 exceed these amounts it does not

appear as though you meet the criteria of Instruction 3c. In future filings, please include financial data for each of the last three and five years, as specified in Instructions 3a-b of the Guide.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3474 or William J. Schroeder, Staff Accountant at (202) 551-3394.

Sincerely,

Sharon M. Blume
Reviewing Accountant